BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(*Previously Form 61*)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
MESSINA MINERALS INC. *(Formerly Mishibishu Gold Corporation)*	03	06	30	03	08	26

ISSUER ADDRESS				
2300 – 1066 WEST HASTINGS STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6E 3X2	604-893-7071	604-688-1508
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
JUNE BALLANT		CONTROLLER		604-688-1508
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
jballant@windarra.com		www.messinaminerals.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Steven Brunelle"	STEVEN BRUNELLE	03	08	29
"Robert Eadie"	ROBERT EADIE	03	08	29

FIN51-901F Rev.2000/12/19

dlw 9/23

MESSINA MINERALS INC.
(Formerly Mishibishu Gold Corporation)
FORM 51-901F – QUARTERLY REPORT
JUNE 30, 2003

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the period ended June 30, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year period to date:

   a) Deferred exploration costs:

   See Note 5 in the attached unaudited financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached unaudited financial statements.

2. Related party transactions:

   See Note 8 in the attached unaudited financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

Date of Issue	Type of Securities	Type of Issue	Number or Amount *	Total Proceeds	Type of Consideration
Oct 24, 2002	Common shares	Private Placement	366,667	$110,000	Cash
Nov 28, 2002	Common shares	Property Acquisition	16,667	(deemed)$5,000	Property
Jan 14, 2003	Common shares	Property Acquisition	25,000	(deemed)$7,500	Property
May 30, 2003	Common shares	Property Acquisition	25,000	(deemed)$7,500	Property
			433,334		

   b) Summary of options granted:

   During the period, the Company granted 250,000 options as follows:

Date of Issue	Number of Options Granted	Name of Optionee	Position	Exercise Price	Expiry Date
May 30, 2003	250,000	Peter Tallman	Director	0.30	May 29, 2006

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd…)

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, June 30, 2003	8,200,514	$ 9,302,727

   c) Options, warrants and convertible securities outstanding:

   See Note 6 in the attached unaudited financial statements.

   d) Number of escrow shares: Nil

5. List of directors and officers:

Director and President:	Robert Eadie
Secretary:	June Ballant
Director:	John Pallot
Director:	Steven Brunelle
Director	Peter Tallman

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS OPERATIONS

The Company is in the business of exploring Canadian mineral properties to determine whether the mineral properties contain economically recoverable ore reserves. The Company's focus is to maintain its strategic property positions along the Mishibishu Lake Gold Belt in Northern Ontario and to develop its newly acquired properties in Newfoundland.

During the period, the Company shares were consolidate on a 3 to 1 basis and changed its name from Mishibishu Gold Corporation to Messina Minerals Inc. The Company trading symbol in the TSX was changed from MGO to MMI.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

MINERAL PROPERTIES AND EXPLORATION

Tulks South Property, Newfoundland

On April 9, 2002 the Company entered into an assignment agreement with Windarra Minerals Ltd. ("Windarra") whereby the Company has the right to earn a 100% interest in the **Tulks South** base metal property in Newfoundland. Also pursuant to the acquisition agreement, the Company will issue 100,000 common shares of the Company, in four tranches of 25,000 shares over a period of 3 years commencing on the date of regulatory approval. An additional 16,667 common shares of the Company will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). (See Note 4 of the attached financial statements)

As of this period, the Company is to incur $1,154,394 in exploration expenditures by July 15, 2005 in order to earn its 100% interest. During the period, the Company issued the first and second tranche for a total of 50,000 common shares to Tulks.

Location and Geology The Tulks South Property is prospective for volcanogenic sulphide deposits. Five significant base metal prospects have been outlined on the property, including Tulks East, Boomerang, Curve Pond, West Tulks and Dragon Pond. None have been fully delineated and four are in early stages in terms of work completed. The property is located 40 kilometers south of the formerly producing Buchans Mines (one of the richest base metal mines in Canada having produced 16,200,000 tonnes at 14.51% Zn, 1.33% Cu, 7.56% Pb, 126 g Ag and 1.37 g Au per tonne) located in west central Newfoundland. The property consists of 151 square km covering the southern half of the Tulks Volcanic Belt; this volcanic belt being similar to other volcanic belts in eastern Canada which host significant volcanogenic sulphide deposits such as the Buchans Mines and the world class Brunswick deposits located near Bathurst, New Brunswick.

Work Program In August through October 2002, the Company completed a drilling program to test one gold target ("Midas Pond") and three VMS targets for an aggregate of 1,196.9 meters of drilling as previously reported. The Tulks South drilling project was funded in part by the Newfoundland Department of Mines and Energy Junior Company Exploration Assistance Program ("JCEAP").

The Tulks South Property has assessment obligations totaling $95,699.24 due January 29, 2004. Subject to financing, the Company is planning in 2003 to drill test the Tulks East massive sulphide prospect. The Tulks East A-Zone lens is greater than 30 meters true thickness, is strongly zoned with base metal content increasing to depth, and is untested below 275 meters vertical. The Tulks East B-Zone, which lies 15 meters stratigraphically above the A-Zone, also remains open downplunge. Targets such as the Boomerang massive sulphide prospect, comprised of one drill intersection of massive sulphide containing 0.5% copper, 2.6% lead, 7.4% zinc, and 76.5 g/t silver over 1.8 meters true thickness which remains open in all directions, are also planned for drill testing, subject to availability of funds. The Company is currently in discussions regarding a financing to fund exploration activities on the Tulks South Property.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

Fost Hill Properties, Newfoundland

On October 15, 2002 the Company entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the **Fost Hill Property** (Fost #1) located in the White Bay Area, Newfoundland. In consideration, the Company paid $4,000 upon execution of the agreement and will issue 66,667 common shares of the Company in four tranches. The Company also agreed to grant to Deep Reach a 10% net profits interest royalty on gold and silver and a 2% net smelter return royalty on other metals with the Company having the option to repurchase one half of each of the royalties for $1,000,000 at any time after the exercise of the purchase option. Deep Reach will transfer title to the Company upon the Company completing and having the Newfoundland Department of Mines and Energy accept a First Year assessment report showing a total of $28,000 assessment work on the properties. (See Note 4 of the attached financial statements)

The Company has submitted an assessment report to Newfoundland. The Company further repaid to Deep Reach $2,100 for the costs incurred in connection with the staking of claims at a cost of $15.00 per claim. The Company has issued the first tranche of 16,667 shares due during the period. A second tranche has been issued totaling 16,667 shares following the reporting period.

Subsequently, the Company has acquired by staking an additional 100 claims on two licences (Fost #2) contiguous to the Fost Hill Property covering along strike extensions to mineralization.

Location and Geology The entire Fost Hill Property is comprised of a total of five claim licenses including 240 claims totaling 6,000 hectares (60 square kilometers) in the White Bay Area of Newfoundland. The exploration target at the Fost Hill Property is bulk tonnage gold deposit with lower grade alteration in the 1-3+ g/t Au range carrying higher grade intervals in the 6-18+ g/t Au range across wide intervals. One gold-bearing outcrop, named the Fost Showing, has been discovered on the Fost Hill Property to date. The best two assays were 18.4 g/t Au and 5.7 g/t Au from pyrite-bearing stockwork quartz veins within the potassic alteration. The encompassing strong potassic alteration assays 1.16 g/t to 3.3 g/t gold in nine samples. Two samples of weak potassic-altered granite assayed 0.5 g/t Au and 0.66 g/t Au.

The property area is underlain by fine to medium grained biotite granite. The granite is cut by fault splays off the Doucer's Valley Fault, a major deep crustal suture, which marks the western boundary of the Dunnage Zone in Newfoundland and is the presumed conduit for gold-bearing fluids. Granitic rocks within fault splays have been variably silicified, sericitized, carbonate-altered, and potassically altered with the concurrent introduction of stockwork quartz veins. Pyrite occurs disseminated within the alteration zones and ranges from 2-10%. The alteration zones range from 30 centimeters to 70 meters in width.

Work Program Subject to financing, the planned 2003 exploration program will evaluate the true width and tenor of the gold mineralization discovered to date at the Fost Showing, establish the strike length of this mineralization at surface, and explore the remainder of the Fost Property for similar mineralization.. The Fost Hill Property #2 has assessment obligations totaling $20,000 by January 10, 2004. The Fost Hill Property #1 (optioned from Deep Reach) has assessment obligations totaling $32,994.41 by July-August 2004. The Company has incurred approximately $22,000 in preliminary deferred exploration costs to date on the property.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Ontario Gold Properties

The **Pukaskwa Property** covers a 14 km segment of the deformation zone which is the host to numerous gold anomalies and showings along its length highlighted in the west by the Champagne Vein where surface sampling averaged 16.2 grams gold per tonne across 1.3 meters along 180 meters of strike length and to the east by the Aardvark and East Zones.

In accordance with recommendations by the CICA, the Company decided to write-down the minerals claims to a nominal value at September 30, 2001. The Company is re-evaluating the Champagne Vein drill data in light of recognition that the best gold mineralization is controlled by a shallow northeast plunge and not a steep to vertical plunge as previously interpreted. The Company will continue to maintain the key claims on this property. The Pukaskwa Property has assessment obligations totaling $10,609 due November 2003. The Company intends to perform sufficient work to maintain the key claims in this group.

The **Mishi Gold Property** consists of 2 mining leases and 89 claims, covers a further 10 kilometers segment of the same deformation zone further to the east. This property excludes the adjoining Mishi Pit Property , which was sold for $1.4 M to River Gold Mines Ltd. in 1998. Numerous gold anomalies and surface showings have been identified on the properties and the Company is targeting its efforts to locate additional gold deposits that could provide feed to the nearby mill. Recent Ontario government geologic efforts have identified several priority gold geochemical targets on the Company's properties that will be the subject of follow-up work. The Mishi Lease Property does not have assessment obligations. A nominal lease payment is made annually to the Ontario government.

FINANCIAL DISCUSSION

There has been a significant increase in activity in the Company during the period as compared to the same period last year. Its recent activities included a change in management, a share consolidation and change of name, combined with significant increase in property investigations leading to 2 property acquisitions and a summer field program. As a result of the increased activity, there was an overall increase of $59,280 in total administrative expense compared to $84,029 for the same 9 month period last year. Management fees this period is $49,400 more than the $13,600 spent last year . During the current year, the Company hired a new President and administrative staff to deal with the increased activity, whereas during the previous year, the Company's management was shared with its prevous parent, Windarra Minerals Ltd. and its activities were mainly focused on business development performed by outside consultants. During the current period however, there was a $13,800 decrease in business development fees and $4,000 decrease in administration fees paid to outside consultants.

At June 30, 2003, the Company had a working capital deficiency of $68,261 compared to a working capital deficiency of $30,543 at September 30, 2002. The Company also holds marketable securities recorded at $6,600 but valued at today's market at $29,700.

FINANCIAL DISCUSSION (cont....)

Financings. During the period, the Company completed a 366,667 unit financing at a price of $.30 per unit for net proceeds of $110,000 and also received a $50,000 repayment of an amount due from Windarra Minerals Ltd. The Company is actively pursuing various financing options to fund working capital, and the exploration and development of its properties.

INVESTOR RELATIONS

The Company has not undertaken any investor relation activities. Management is currently responsible for all investor relations.

LEGAL PROCEEDINGS

There are no legal proceedings with the Company.

MANAGEMENT CHANGES

Peter Tallman was appointed the Vice-President of Explorations and a Director of the Company effective May 30, 2003. Mr. Tallman is a professional geologist and brings with him to the Company 22 years of mineral exploration experience.

SUBSEQUENT EVENTS

See Note 9 of the attached financial statements

MESSINA MINERALS INC.
(formerly Mishibishu Gold Corporation)
Balance Sheets
Unaudited

	June 30 2003	September 30 2002
ASSETS		
Current		
Cash and equivalents	$ 28,768	$ 39,644
Restricted term deposit (Note 2)	-	86,687
Receivables	4,007	82,553
Prepaid & deposits	4,120	3,020
	36,895	211,904
Due from Windarra Minerals Ltd. (Note 3)	-	50,000
Capital assets (Note 3)	5,797	2,652
Mineral properties (Note 4)	64,164	33,064
Deferred exploration costs (Note 5)	147,259	99,729
Long-term investments	6,600	6,600
	$ 260,715	$ 403,949
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 105,156	$ 192,447
Due to related party	-	50,000
	105,156	242,447
Shareholders' equity		
Capital stock (Note 6)	9,302,727	9,172,727
Commitment to issue shares (Note 8)	5,000	-
Deficit	(9,152,168)	(9,011,225)
	155,559	161,502
	$ 260,715	$ 403,949

On behalf of the Board:

"Steve Brunelle"
STEVE BRUNELLE
Director

"Robert Eadie"
ROBERT EADIE
Director

The accompanying notes are an integral part of these financial statements

MESSINA MINERALS INC.
(formerly Mishibishu Gold Corporation)
Statement of Operations and Deficit
Unaudited

	3 months ended Jun 30, 2003	3 months ended Jun 30, 2002	9 months ended Jun 30, 2003	9 months ended Jun 30, 2002
EXPENSES				
Administration fees	$ 4,500	$ 6,000	$ 14,000	$ 18,000
Amortization	470	232	853	755
Audit and accounting	3,000	3,750	11,475	9,250
Business Development	-	(2,000)	1,000	14,800
Legal	-	-	541	-
Management and financial consulting	21,000	(5,600)	63,000	13,600
Office and miscellaneous	6,421	2,696	17,174	8,521
Public relations	4,293	150	7,995	1,358
Regulatory fees	(73)	-	8,158	5,390
Rent and reception	2,732	3,000	8,807	9,000
Transfer agent fees	3,192	520	6,749	3,355
Travel and related cost	44	-	3,557	-
	45,579	8,748	143,309	84,029
Loss from operations	(45,579)	(8,748)	(143,309)	(84,029)
OTHER ITEMS				
Interest and other income	166	2,140	2,366	7,473
Loss for the period	(45,413)	(6,608)	(140,943)	(76,556)
Deficit, beginning of period	(9,106,755)	(8,912,019)	(9,011,225)	(8,842,071)
Deficit, end of period	$ (9,152,168)	$ (8,918,627)	$ (9,152,168)	$ (8,918,627)
Loss per share	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.01)
Weighted average number of shares	*8,078,858*	*7,766,820*	*8,078,858*	*7,766,820*

The accompanying notes are an integral part of these financial statements

MESSINA MINERALS INC.
(formerly Mishibishu Gold Corporation)
Statement of Cash Flows
Unaudited

	3 months ended Jun 30, 2003	3 months ended Jun 30, 2002	9 months ended Jun 30, 2003	9 months ended Jun 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (45,413)	$ (6,608)	$ (140,943)	$ (76,556)
Item not affecting cash:				
Amortization	470	232	853	755
Changes in non-cash working capital items:				
Decrease in receivables	63,833	764	78,565	826
(Increase) in prepaids and deposits	(1,120)		(1,120)	
Increase (decrease) in accounts payable and accrued liabilities	(24,891)	4,473	(87,291)	20,575
Net cash provided by (used in) operating activities	(7,121)	(1,139)	(149,936)	(54,400)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of capital assets	(3,998)	-	(3,998)	-
Acquisition of mineral property	-		(6,100)	
Deferred exploration costs	(19,659)	(330)	(47,530)	(3,265)
Release (purchase) of restricted term deposit	-	-	86,688	(86,688)
Net cash provided by (used in) investing activities	(23,657)	(330)	29,060	(89,953)
CASH FLOWS FROM FINANCING ACTIVITIES				
Due from Windarra Minerals Ltd.	-	-	50,000	(71,628)
Private placement	-	-	110,000	-
Loan payable (repayment)	-	-	(50,000)	55,000
Net cash provided by (used in) financing activities	-	-	110,000	(16,628)
Decrease in cash and equivalents during the period	(30,778)	(1,469)	(10,876)	(160,981)
Cash and equivalents, beginning of period	59,546	2,764	39,644	162,276
Cash and equivalents, end of period	$ 28,768	$ 1,295	$ 28,768	$ 1,295

Supplementary Information

Shares issued as property option payment: *66,667 shares at $20,000 see Note 6*

Shares to be issued as property option payment: *16,667 shares at $5,000 see Note 8*

Interest and tax payments - Nil

The accompanying notes are an integral part of these financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include acquiring and developing mineral properties. During the period, the Company changed its name from Mishibishu Gold Corporation to Messina Minerals Inc. and consolidated its capital on a 3 old for 1 new basis.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Jun 30 2003	Sep 30 2002
Working capital (deficiency)	$ (68,261)	$ (30,543)
Deficit	(9,152,168)	(9,011,225)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended September 30, 2002. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. CAPITAL ASSETS

	Jun 30 2003 Net Book Value	Sep 30 2002 Net Book Value
Computer equipment, beginning of period	$ 4,969	$ 4,969
Additions during the period	3,998	-
	8,967	4,969
Less: accumulated amortization	(3,170)	(2,317
	$ 5,797	$ 2,652

4. MINERAL PROPERTIES

	Fost Hill, #1 and #2, NF	Tulks South, NF	Mishi Gold Property & Pukaskwa Claims	Total Mar 31 2003	Total Sep 30 2002
Balance, beginning of period	$ -	$ 33,063	$ 1	$ 33,064	$ 1
Additions during the period	16,100	15,000	-	31,100	33,063
Balance, end of period	$ 16,100	$ 48,063	$ 1	$ 64,164	$ 33,064

Tulks South Property, Newfoundland

In 2002 the Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland. The Company will grant Windarra a 2% net smelter return royalty on the Company's share of production from the Property (the "Windarra Royalty") payable from the Company's share of proceeds from production from the Property. Further, Windarra agreed to grant to the Company the right to buy back the Windarra Royalty at anytime prior to commercial production for $2,000,000.

The Company is to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest at a price of 1.5 times the amount of exploration expenditures incurred on the specific mining block. Under specified terms, Noranda is to receive a 2% net smelter royalty where Noranda has not exercised its back in rights.

Pursuant to the acquisition agreement, the Company will issue 100,000 common shares of the Company, in four tranches of 25,000 shares over a period of 3 years commencing upon the date regulatory approval is obtained. An additional 16,667 common shares of the Company will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. The Company has also agreed to pay Tulks a 0.5% net smelter royalty from the Company's share of the proceeds from production of the property. During the period, the Company issued to Tulks, 2 tranches for a total of of 50,000 shares at a deemed value of $.30 per share.

Fost Hill #1 Property, Newfoundland

On October 15, 2002, the Company entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the Fost Hill Property located in the White Bay Area, Newfoundland. In consideration, the Company paid $4,000 upon execution of the agreement and will issue 66,667 common shares of the Company in four tranches. The Company agreed to grant to Deep Reach a 10% net profits interest royalty on gold and silver and a 2% net smelter return royalty on other metals with the Company having the option to repurchase one half of each of the royalties for $1,000,000 at any time after the exercise of the purchase option. Deep Reach will transfer title to the Company upon the Company completing and having the assessment work on the properties. The Company further repaid to Deep Reach $2,100 for the costs incurred in connection with the staking of the claims at a cost of $15.00 per claim.

During the period, the Company issued to Deep Reach 1 tranche of 16,667 shares at a deemed value of $0.30 per share. Subsequent to June 30, the Company issued the second tranche of 16,667 shares at a

deemed value of $0.30 per share.

5. DEFERRED EXPLORATION COSTS

	Mishi Gold & Pukaskwa	Tulks South, NF	Fost Hill #1 and #2 NF	9 month ended Jun 30 2003	FYE Sep 30 2002
Balance					
Beginning of period	$ 5,712	$ 79,389	$ 14,627	$ 99,729	$ 2
Assays & analysis	-	-	-	-	3,741
Data compilation	125	7,800	-	7,925	190
Camp construction &supplies	-	1,648	1,611	3,259	6,097
Equipment rental	-	211	-	211	24,257
Diamond drilling				-	73,083
Field office & misc	880	-	-	880	1,320
Geochemistry	-	2,357	251	2,607	-
Geology geophysics					2,000
Labour	-	1,620	-	1,620	44,900
Lease rents/recording fees	4,075	-	-	4,075	2,200
Mobilization				-	3,672
Project management	-	708	180	888	8,267
Staking and recording	300	-	6,000	6,300	-
Transportation and travel	-	5,294	-	5,294	-
	5,380	19,637	8,042	33,059	169,727
Government grant	-	14,471	-	14,471	(70,000)
Balance					
End of period	$ 11,092	$ 113,498	$ 22,669	$ 147,259	$ 99,729

6. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common voting shares, without par value		
Issued and outstanding		
As at September 30, 2002	7,766,820	$ 9,172,727
Mineral Property acquisition	41,667	12,500
Private Placement	366,667	110,000
Mineral property option payment	25,000	7,500
As at June 30, 2003	8,200,154	$ 9,302,727

6. CAPITAL STOCK (cont...)

On April 7, 2003 the Company received approval for a three for one consolidation of the Company's common shares and to increase the authorized capital of the Company to 100,000,000 common voting shares, without par value after the consolidation. All reference to number of shares and per share amounts of common shares have been re-stated to reflect the share consolidation.

Warrants

During the period , the Company has issued warrants in connection with the issuance of common shares entitling each holder to purchase one common share for each warrant held as follows:

Number of Shares	Exercise Price	Expiry Date
366,667	$ 0.45	October 24, 2004

Stock options

At the Company's annual general meeting held on January 14, 2003, shareholder approval was received to establish a stock option plan to be administered by the directors of the Company to attract and motivate the directors, officers, employees and consultants of the Company.

The following incentive stock options were outstanding at June 30, 2003:

Number of Shares	Exercise Price	Expiry Date
566,667	$ 0.30	Aug 1, 2005
250,000	$ 0.30	May 29, 2005

Stock-based compensation

As permitted by the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" (Section 3870), the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

	June 30, 2003
Loss as reported	$ 140,943
Compensation expense under Section 3870	41,345
Proforma net loss	$ 182,288
Pro forma basic and diluted loss per share	$ .02

Stock-based compensation (cont...)

The following assumptions were used for the Black Scholes valuation of stock options granted during the period:

Risk free interest rate - 3.72 %
Expected dividend yield – Nil
Expected life of option – 5 years
Annualized volatility - 85.55%

7. SEGMENTED INFORMATION

The Company conducts substantially all of its operations in Canada in one business segment.

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued accounting fees of $9,500 to an officer of the Company.
b) Paid or accrued management fees of $45,000 to a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. SUBSEQUENT EVENTS

On July 29, 2003, the Company issued 16,667 shares to Deep Reach Exploration at a deemed value of $5,000 pursuant to a property option agreement re the: Fost Hill # 1 Property , Newfoundland.

MESSINA MINERALS INC.

(Formerly Mishibishu Gold Corporation)

CORPORATE DATA

AUGUST 2003

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@messinaminerals.com
Website: www.messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Attention: Jay Sujir
Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Robert Eadie, President and Director
June Ballant, Secretary
John Pallot, Director
Steven Brunelle, Director

INVESTOR CONTACTS

Robert Eadie
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: rob@messinaminerals.com

CAPITALIZATION

Authorized:	100,000,000
Issued:	8,200,154
Escrow:	Nil
Options:	816,667
Warrants:	366,667

LISTINGS

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6